UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 28, 2022

THE CHOSEN, INC.

(Exact name of registrant as specified in its charter)

Delaware	82-3246222
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4 South 2600 West, Suite 5
Hurricane, UT 84737

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (435) 767-1338

Title of Securities issued pursuant to Regulation A: Class A Preferred Units

Item 1. Fundamental Changes

Subsequent to the meeting of unitholders held on November 28, 2022, on November 29, 2022, The Chosen, LLC converted into a Delaware corporation and changed its name to The Chosen, Inc. (as converted, the “Company”). At the effective time of conversion: (a) the Common Units of the members that were outstanding immediately prior to the effective time of the conversion (the “Effective Time”) were converted into shares of Common Stock of the Company, with $0.001 par value per share (the “Common Stock”), on a one-to-one-half basis, designated as Series A Common Stock; and (b) the Class A Preferred Units that were outstanding immediately prior to the Effective Time were converted into shares of Series A Preferred Stock of the Company, with $0.001 par value per share (the “Series A Preferred Stock”), on a one-to-one-half basis, designated as Series A Preferred Stock.

Each share of Series A Preferred Stock is entitled to a dividend (when and if declared by the Company’s Board of Directors) at the rate of up to 120% of the original issue price of $2.00 (the “Dividend”), and upon payment of the Dividend, such share will automatically convert, without any action on the part of the Company’s stockholders, into a share of the Company’s Series B Common Stock, with $0.001 par value per share, on a one-to-one basis.

Each share of Series A Common Stock is entitled to ten votes per share, and each share of Series B Common stock is entitled to one vote per share. Except with respect to the number of votes per share, the two classes of Common Stock have the same rights and preferences.

On any matter presented exclusively to the holders of Series A Preferred Stock pursuant to the Company’s Certificate of Incorporation for their action or consideration at any meeting of the Company’s stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Series A Preferred Stock will be entitled to one vote per share.

A Dividend of $2.40 for each outstanding share of Series A Preferred Stock was declared on November 30, 2022, and is expected to be paid on or around December 2, 2022. Upon payment of the Dividend, each share of Series A Preferred Stock will be converted into one share of Series B Common Stock as provided above.

On November 29, 2022, the Company entered into a series of transactions (the “CAS Transactions”) with the non-profit Come and See Foundation, Inc. (“CAS”).

The CAS Transactions are set forth in the Contribution Funding and Production Agreement (the “Contribution Agreement”), the Intellectual Property Assignment and Limited Assumption Agreement (the “IP Assignment Agreement”) and the License Agreement (the “License Agreement, and together with the Contribution Agreement and the IP Assignment Agreement, the “CAS Agreements”). Pursuant to the terms of, and as more specifically set forth in, the CAS Agreements, CAS (a) acquired from the Company substantially all of the intellectual property assets (but none of the liabilities) (the “Assigned Rights”) comprising the television series, “The Chosen” (the “Chosen Series”), including the first three existing seasons in distribution and all unproduced seasons of episodes, plus derivatives (collectively with the Chosen Series, the “Programs”) (the “IP Purchase”); (b) agreed to make a series of financial contributions over time to the Company in the aggregate amount of One Hundred Fifty Million Dollars ($150,000,000) (the “Contribution Commitment”) for the Company’s use in the development, production, distribution and marketing of the Chosen Series and to provide the Company with operating and working capital, and including the Company’s and its principals’ agreement to continue developing, producing and delivering the Chosen Series, and as consideration for the IP Purchase; and (c) exclusively and irrevocably licensed back to the Company, in perpetuity, all of the commercial rights in and to the Chosen Series and the Programs (collectively, the “Licensed Rights”), for development, production, distribution and licensing by the Company.

CAS retained (and is not licensing back to the Company) certain rights in the Chosen Series, comprised of: (a) exclusive rights to distribute the Chosen Series (in all languages) to non-profit entities and institutions (e.g., non-profit public and private educational institutions, ministries, churches, religious organizations and NGOs, government-religion organizations and public/private partnerships, educational institutions and schools affiliated with religious or ministerial organizations); (b) exclusive rights to solicit charitable donations in connection with such non-profit sector distribution of, and in support of the further distribution of, the Chosen Series; (c) certain royalty rights to the Chosen Series and the right to receive a special payment if certain defined liquidity events occur (if at all); (d) non-exclusive rights to stream the Chosen Series on CAS’s non-profit VOD app (the “CAS App”) and other related non-profit VOD media; and (e) certain approval and other administrative rights respecting the production and distribution of the Chosen series (the “CAS Reserved Rights”), in each case, as more specifically set forth in the License Agreement.

In the CAS Transactions, a portion of the funds contributed by CAS equal to $4.5 million will be allocated as the purchase price (the “Purchase Price”) for the IP Purchase. A portion of the initial funding remitted to the Company is being used to pay the Dividend.

Pursuant to the terms of, and as more specifically set forth in, the CAS Transactions: (a) the Company will receive 90% of the donation net proceeds received by CAS through the CAS App; and (b) CAS received a defined royalty participation (the “Royalty”) in certain revenue generated by the Company’s exhibition and distribution of the Programs, which Royalty will be equal to 5% of such defined revenue and which Royalty will be payable to CAS on a calendar quarterly basis for the initial two years following the initial commercial release or broadcast of each Program and on a calendar semi-annual basis thereafter for so long as such Royalty is payable to CAS.

The funds contributed by CAS will accrue interest only after seven years from the closing of the CAS Transactions, and will be repayable to CAS, less (i) the Purchase Price and (ii) all amounts of the Royalty previously paid to CAS, only on the occurrence of certain defined liquidity events, which include an acquisition, merger, sale of all or substantially all assets, bankruptcy, insolvency and/or any incurrence of debt or equity financing in the amount of $98.5 million or more (but excluding the CAS Transactions).

As part of the CAS Transactions, the Company will hold: (a) a security interest in the Assigned Rights which will terminate with respect to the CAS Reserved Rights upon the Company’s receipt of at least $38 million of the funds contributed by CAS, and which will terminate in its entirety upon the Company’s receipt of the full Contribution Commitment; and (b) a security interest in the Licensed Rights. CAS will hold a security interest in the Licensed Rights to secure CAS’s rights and entitlements pursuant to the Contribution Agreement.

Item 3. Material Modification to Rights of Securityholders

The information from Item 1 of this form is incorporated herein by reference.

Item 9. Other Events

On November 28, 2022, The Chosen, LLC (the “Company”) held  a special meeting (the “Special Meeting”) of the Company’s unitholders. On November 17, 2022, the record date for the Special Meeting, there were 25,090,030 units of the Company entitled to be voted at the Special Meeting, 66% of which were represented at the Special Meeting in person or by proxy.

The following matters were approved by the Company’s unitholders:

Matters Voted On
Proposal to approve the Plan of Conversion pursuant to which the Company will convert from a Utah limited liability company into a Delaware corporation.

Proposal to approve a series of transactions and agreements with Come and See Foundation, Inc., a North Carolina non-profit corporation (“CAS”) reflected in the Contribution Funding and Production Agreement (the “Contribution Agreement”), the Intellectual Property Assignment and Limited Assumption Agreement (the “IP Assignment Agreement”) and the License Agreement (the “License Agreement”, and together with the Contribution Agreement and the IP Assignment Agreement, the “CAS Agreements”), pursuant to which CAS shall: (a) acquire from the Company substantially all of the intellectual property assets (but none of the liabilities) comprising the television series, “The Chosen,” including the first three existing seasons in distribution and all unproduced seasons of episodes, plus derivatives (collectively, the “Chosen Series”) (the “IP Purchase”); (b) make a series of financial contributions over time to the Company in the aggregate amount of One Hundred Fifty Million Dollars ($150,000,000) for the Company’s use in the development, production, distribution and marketing of the Chosen Series and to provide the Company with operating and working capital, and including the Company’s and its principals’ agreement to continue developing, producing and delivering the Chosen Series and as consideration for the IP Purchase; and (c) exclusively and irrevocably license back to the Company, in perpetuity, all of the commercial rights in and to the Chosen Series, except for CAS’s retention of (i) exclusive rights to distribute the Chosen Series (in all languages) to non-profit entities and institutions (e.g., non-profit public and private educational institutions, ministries, churches, religious organizations and NGOs, government-religion organizations and public/private partnerships, educational institutions and schools affiliated with religious or ministerial organizations), (ii) exclusive rights to solicit charitable donations in connection with such non-profit sector distribution of, and in support of the further distribution of, the Chosen Series, (iii) certain royalty rights to the Chosen Series and the right to receive a special payment if certain defined liquidity events occur (if at all), (iv) non-exclusive rights to stream the Chosen Series on CAS’s VOD app and other related VOD media, and (v) certain approval and other administrative rights respecting the production and distribution of the Chosen series.

Each of the proposals described above was approved by the Company’s unitholders.

Promptly after the Conversion, the following persons were appointed officers and directors of the Company:

Name	Position	Age
Derral Eves	Chief Strategy Officer and Director	48
Dallas Jenkins	Chief Creative Officer and Director	47
JD Larsen	Chief Financial Officer, Treasurer and Secretary	47
Bradley Pelo	President	59
Adam Swerdlow	Vice President, Operations	37
Jeremiah Smith	Vice President, Creative Director	45
Katherine Warnock	Vice President, Original Content	41
Robert Starnes	Vice President, Product and Licensing	64
Kyle Young	Vice President of Distribution and International	43

Exhibits

2.1	Plan of Conversion
2.2	Delaware Certificate of Incorporation
6.1	Contribution Agreement
6.2	IP Assignment Agreement
6.3	License Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 2, 2022

THE CHOSEN, INC.

By: /s/ Derral Eves
Name: Derral Eves
Title: Chief Strategy Officer